Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 16, 2021, with respect to the consolidated financial statements of Evolve Transition Infrastructure LP, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 16, 2021 contains an explanatory paragraph that states that the Partnership’s inability to generate sufficient liquidity to meet future debt obligations raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Houston, Texas

November 10, 2021